EXHIBIT 21.1
SUBSIDIARIES OF GLOBAL CASH ACCESS HOLDINGS, INC.

Name	Jurisdiction of Incorporation or Organization
Global Cash Access, Inc.	Delaware
CashCall Systems Inc.	Canada
QuikPlay, LLC	Delaware
Central Credit, LLC	Delaware
Global Cash Access (BVI) Inc.	British Virgin Islands
Arriva Card, Inc.	Delaware
Global Cash Access Switzerland A.G.	Switzerland
GCA Canada Inc.	Ontario, Canada
Global Cash Access (HK) Ltd.	Hong Kong, Special Administrative Region of the People’s Republic of China